Exhibit 99.3

30 November 2018

Mesoblast Limited (MSB)

Results of Annual General Meeting Held 30 November 2018

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, we advise details of the resolutions and the proxies received in respect of each resolution as per the attached report.

Yours faithfully

Charlie Harrison
Company Secretary

Exhibit 99.3

LINK Market Services

MESOBLAST LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Friday, 30 November, 2018

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution		Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
		Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
2A	ELECTION OF MR JOSEPH R. SWEDISH AS A DIRECTOR	169,288,318	166,366	932,083	1,031,856	173,422,036 99.90%	166,366 0.10%	1,031,856
2B	ELECTION OF MS SHAWN CLINE TOMASELLO AS A DIRECTOR	169,180,341	280,616	929,561	1,028,106	173,311,537 99.84%	280,616 0.16%	1,028,106
2C	RE-ELECTION OF MR BRIAN JAMIESON AS A DIRECTOR	166,073,462	2,568,627	948,012	1,828,522	170,219,609 98.51%	2,572,127 1.49%	1,828,522
2D	RE-ELECTION OF MR MICHAEL SPOONER AS A DIRECTOR	165,190,651	4,273,123	981,501	973,348	169,373,787 97.54%	4,273,123 2.46%	973,348
3	ADOPTION OF THE REMUNERATION REPORT	129,221,892	39,682,718	941,101	1,077,913	130,815,008 76.64%	39,864,196 23.36%	1,077,913
4A	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO NEWLY-APPOINTED DIRECTORS MR JOSEPH R. SWEDISH AND MS SHAWN CLINE TOMASELLO	144,472,214	24,507,077	936,868	1,007,464	146,234,575 85.64%	24,515,077 14.36%	1,007,464
4B	APPROVAL OF PROPOSED ISSUE OF OPTIONS TO OTHER NON-EXECUTIVE DIRECTORS	144,199,517	24,743,327	931,775	1,049,004	145,611,613 85.30%	25,096,499 14.70%	1,049,004
5A	APPROVAL OF ISSUE OF SHARES TO NOVAQUEST CAPITAL MANAGEMENT LLC	160,299,815	533,906	1,030,755	1,079,572	164,532,205 99.68%	533,906 0.32%	1,079,572

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 30/11/2018 4:51:17PM

This report was produced from the Link Market Services System

Page 1 of 2

Exhibit 99.3

MESOBLAST LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

ANNUAL GENERAL MEETING
Friday, 30 November, 2018

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution		Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
		Votes *For*	Votes *Against*	Votes *Discretionary*	Votes *Abstain*	*For*	*Against*	*Abstain* **
5B	APPROVAL OF ISSUE OF SHARES TO TASLY PHARMACEUTICAL GROUP CO LTD	168,916,130	413,897	1,022,324	1,066,272	173,140,089 99.76%	413,897 0.24%	1,066,272
6	INCREASE IN DIRECTORS' FEES POOL	159,213,162	9,561,910	1,042,204	1,106,348	161,083,859 94.39%	9,566,910 5.61%	1,106,348
7	RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL PROVISIONS IN THE COMPANYS CONSTITUTION	161,033,673	8,173,075	1,027,200	1,184,675	165,262,508 95.29%	8,173,075 4.71%	1,184,675
8	ADOPTION OF NEW CONSTITUTION	161,220,502	8,045,341	1,021,766	1,131,014	165,443,903 95.36%	8,045,341 4.64%	1,131,014

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 30/11/2018 4:51:17PM

This report was produced from the Link Market Services System

Page 2 of 2